Filed pursuant to Rule 433
Dated April 2, 2008

Relating to
Pricing Supplement No. 602 dated April 2, 2008 to
Registration Statement No. 333-131266

Global Medium-Term Notes, Series G

Sterling Fixed Rate Senior Registered Notes Due 2011

Issuer:	Morgan Stanley
Principal Amount:	£400,000,000
Maturity Date:	April 11, 2011
Trade Date:	April 2, 2008
Original Issue Date (Settlement):	April 11, 2008
Interest Accrual Date:	April 11, 2008
Issue Price (Price to Public):	99.681%
Agents’ Commission:	0.15%
All-in Price:	99.531%
Net Proceeds to Issuer:	£398,124,000
Interest Rate:	7.50% per annum
Interest Payment Period:	Annual
Interest Payment Dates:	Each April 11, commencing April 11, 2009
Day Count Convention:	Actual/Actual (ISDA)
Specified Currency:	Pounds Sterling (“£”)
Minimum Denomination:	£50,000 and integral multiples of £1,000 in excess thereof
Business Days:	London, TARGET Settlement Day and New York
Listing:	London
ISIN:	XS0357111631
Common Code:	035711163
Form:	Registered
Issuer Ratings:	Aa3 (Moody’s) / AA- (Standard & Poor’s) / AA- (Fitch) (Negative / Negative / Negative)
Agents:	Morgan Stanley & Co. International plc and such other agents as shall be named in the above-referenced Pricing Supplement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated January 4, 2008
Prospectus Dated January 25, 2006